UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934, as Amended
(Amendment No. 3)*
Tipperary Corporation
(Name of Issuer)
Common Shares, $0.02 par value per share
(Title of Class of Securities)
888002300
(CUSIP Number)
Wesley Jon Glanville
Company Secretary
c/o Santos International Holdings Pty Ltd
A.B.N. 57 057 585 869
Santos House
91 King William Street
Adelaide, South Australia 5000
Australia
011 618 8218 5111
Copies to:
Ralph K. Miller, Jr.
Chamberlain, Hrdlicka, White, Williams & Martin
1200 Smith Street, Suite 1400, Houston, Texas 77002
713.658.1818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 18, 2005
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 888002300	Page 2 of 6 Pages
1.	NAME OF REPORTING PERSON: Santos International Holdings Pty Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): A.B.N. 57 057 585 869
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):*	(a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of: Australian Capital Territory, Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 24,238,844 shares

	8.	SHARED VOTING POWER: 25,685,530 shares (1)

	9.	SOLE DISPOSITIVE POWER: 24,238,844 shares

	10.	SHARED DISPOSITIVE POWER: 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,685,530 shares (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 57.9% (1)
14.	TYPE OF REPORTING PERSON (See Instructions):* CO
(1) Includes 1,446,686 shares of common stock of the Issuer beneficially owned by David L. Bradshaw, Kenneth L. Ancell, Marshall D. Lees, Jeff T. Obourn and Joseph B. Feiten that are subject to a voting agreement dated July 13, 2005; 169,786 shares are currently held of record by such persons, with the remaining 1,276,900 being held by such persons in the form of options or warrants exercisable within 60 days.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 888002300	Page 3 of 6 Pages
1.	NAME OF REPORTING PERSON: Santos Acquisition Co. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-3079599
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):*	(a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 24,238,844 shares

	8.	SHARED VOTING POWER: 25,685,530 shares (1)

	9.	SOLE DISPOSITIVE POWER: 24,238,844 shares

	10.	SHARED DISPOSITIVE POWER: 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,685,530 shares (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 57.9% (1)
14.	TYPE OF REPORTING PERSON (See Instructions):* OO
(1) Includes 1,446,686 shares of common stock of the Issuer beneficially owned by David L. Bradshaw, Kenneth L. Ancell, Marshall D. Lees, Jeff T. Obourn and Joseph B. Feiten that are subject to a voting agreement dated July 13, 2005; 169,786 shares are currently held of record by such persons, with the remaining 1,276,900 being held by such persons in the form of options or warrants exercisable within 60 days.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 888002300	Page 4 of 6 Pages
1.	NAME OF REPORTING PERSON: Santos Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): A.B.N. 80 007 550 923
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):*	(a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: South Australia, Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 24,238,844 shares

	8.	SHARED VOTING POWER: 25,685,530 shares (1)

	9.	SOLE DISPOSITIVE POWER: 24,238,844 shares

	10.	SHARED DISPOSITIVE POWER: 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,685,530 shares (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 57.9% (1)
14.	TYPE OF REPORTING PERSON (See Instructions):* HC
(1) Includes 1,446,686 shares of common stock of the Issuer beneficially owned by David L. Bradshaw, Kenneth L. Ancell, Marshall D. Lees, Jeff T. Obourn and Joseph B. Feiten that are subject to a voting agreement dated July 13, 2005; 169,786 shares are currently held of record by such persons, with the remaining 1,276,900 being held by such persons in the form of options or warrants exercisable within 60 days.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 3 amends the Statement on Schedule 13D originally filed on July 11, 2005, as amended by Amendment No. 1 filed on July 15, 2005 and Amendment No. 2 filed on July 29, 2005, by Santos Acquisition Co., a Texas corporation (“Santos Texas”), Santos International Holdings Pty Ltd., a company incorporated in the Australian Capital Territory (“Santos International”), and Santos Limited, a company incorporated in South Australia (“Santos Limited”) (together “Santos” or the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 11, 2005, a copy of which was filed as Exhibit 1 to Schedule 13D, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Rule 13(d)(1)(k) of the rules and regulations under the Exchange Act.
     All capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Schedule 13D.
Item 4. Purpose of Transactions
     The following paragraph is hereby added to Item 4 in the Schedule 13D:
     On August 18, 2005, Santos International exercised warrants formerly held of record by Slough USA to purchase an aggregate of 1,700,000 shares of Common Stock; 500,000 shares were acquired at an exercise price of $3.00 per share and 1,200,000 shares were acquired at an exercise price of $2.00 per share.
Item 5. Interest in Securities of the Issuer
     The following paragraphs are hereby inserted in place of Item 5 in the Schedule 13D:
(A) AND (B) Santos is the beneficial owner of an aggregate 25,685,530 shares of Common Stock, or approximately 57.9% of the Common Stock that, the Issuer has advised Santos, are currently outstanding. These 25,685,530 shares of Common Stock are comprised of (a) 22,538,844 shares formerly held of record by Slough USA, (b) 1,700,000 shares acquired through the exercise of two warrants formerly held of record by Slough USA, each of such warrants was acquired by Santos International pursuant to, and subject to the terms and conditions of, the Amended IPA, and (c) 1,446,686 shares beneficially owned by David L. Bradshaw, Kenneth L. Ancell, Marshall D. Lees, Jeff T. Obourn and Joseph B. Feiten that are subject to the Voting Agreement dated July 13, 2005; 169,786 shares are currently held of record by such persons, with the remaining 1,276,900 being held by such persons in the form of options or warrants exercisable within 60 days. Santos has sole voting and dispositive power with respect to the shares described in (a) and (b) and shared voting power with respect to the shares described in (c).
(C) Other than as described herein, no transactions in the shares of Common Stock were effected during the past 60 days by Santos Limited or any of its subsidiaries. To the best knowledge of Santos, no other person named in Item 2 of Schedule 13D, as amended, effected any transaction in the Shares during the past 60 days.
(D) To the best knowledge of Santos, no person other than Slough USA had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5, except as described in Item 4.
(E) Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
Date: August 18, 2005

SANTOS INTERNATIONAL HOLDINGS PTY LTD
By:	/s/ Wesley Jon Glanville
Wesley Jon Glanville
Company Secretary

SANTOS ACQUISITION CO.
By:	/s/ Wesley Jon Glanville
Wesley Jon Glanville
Vice President

SANTOS LIMITED
By:	/s/ Wesley Jon Glanville
Wesley Jon Glanville
Company Secretary